Exhibit (a)(5)(ix)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
Dear Pacific Internet shareholder:
MediaRing Ltd, a leading VoIP telephony service provider in Asia, is pleased to announce that it has revised the price of its cash tender offer to acquire all the issued shares of Pacific Internet Limited (“PacNet”) to US$9.50 net in cash per share. This is the final offer price, and we will not increase or revise our offer price further.1
This revised offer price represents an increase of 15.2% from our initial offer price of US$8.25 per share, a 47.1% premium over PacNet’s closing share price on February 24, 2006 (the last trading day on the Nasdaq before we first announced our intention to make the offer), and a 18.6% premium over PacNet’s closing share price on June 20, 2006.
We also announced today a further and final extension of the expiration date of the offer until 5:00 p.m., New York City time, on July 10, 2006.1 The offer had previously been scheduled to expire at 12:00 midnight, New York City time, on June 26, 2006.
In evaluating this final cash offer, you are urged to consider and note the following:

•	Our revised offer price represents a significant premium of 47.1% over PacNet’s closing price of US$6.46 on February 24, 2006 (the last trading day immediately before our initial offer announcement), and represents a premium of 18.6% over PacNet’s closing price of US$8.01 on June 20, 2006.

•	PacNet’s share price closed at a high of US$8.99 on April 26, 2006 after our initial announcement of the offer, but the market price of PacNet shares has since drifted down to close at US$8.01 on June 20, 2006 and may drift lower in the absence of our offer. Please refer to the Annex of this letter for PacNet’s share price performance in recent months.

•	There have only been two significant block sales of PacNet shares within the last 15-month period: SembCorp’s sale to Kingsville at an implied EV/ EBITDA (enterprise value to EBITDA) multiple of 4.6x and Kingsville’s subsequent sale to Vantage at an implied EV/ EBITDA multiple of 5.6x. Our revised offer is at a premium of 73.9% and 42.9% to those transactions, respectively, at an implied EV/ EBITDA multiple of 8.0x.

•	The premiums of the revised offer price over the varying periods preceding our offer, ranging from 1-day to 12-month volume-weighted average prices (VWAPs) of the PacNet shares, are between 31.2% and 47.2%, which exceed the median control premiums, and are in line with the mean control premiums for similar periods in other comparable Nasdaq tender offer transactions selected by PacNet’s independent financial advisor[2] for the purpose of its fairness opinion dated May 26, 2006.

•	To date, there are no alternative offers or concrete proposals available to all shareholders.

      1 Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after June 23 and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the offer in the event of a competing offer.
      2 Please refer to pages 63 and 64 of PacNet’s circular to shareholders dated May 26, 2006.

•	This is an all-cash offer which allows all shareholders to realize their investment without having to wait for the outcome of PacNet’s 5-year business plan. Shareholders are not subject to uncertainties or risks relating to the performance or growth of PacNet’s business or execution of PacNet’s business plan. We believe PacNet has not substantiated its business plan with any concrete financial projections, or fully addressed the various risks, challenges and competition that they would be facing in the new markets and new business segments in executing its business plan.

•	Vantage Corporation Limited (“Vantage”), which owns approximately 29% of the shares in PacNet and has two directors on the PacNet board, has publicly rejected our offer. We strongly believe Vantage’s interest in our offer may not be aligned with that of other PacNet shareholders. PacNet shareholders should note that the success of our offer would adversely affect Vantage’s plans and ability to have its shares re-trade on the Singapore Stock Exchange. Trading of Vantage’s shares has been suspended since September 2, 2004 because Vantage did not have a substantive core business and Vantage acquired its interest in PacNet early this year with a view to lifting its trading suspension pursuant to Singapore listing rules. The conditions imposed by the Singapore Stock Exchange for the lifting of the suspension include that Vantage “must have and maintained board control of PacNet such that PacNet will become a subsidiary of Vantage”, and Vantage “must maintain a controlling stake in PacNet.”[3]

•	Vantage had previously said that it was considering its options in respect of its interest in PacNet, including the possibility of increasing its shareholding in PacNet. However, the recent filing of a prospectus by PacNet with the U.S. Securities and Exchange Commission on May 31 enables Vantage to publicly sell or transfer up to nearly all of its PacNet shares. It appears to us that Vantage has an intention to sell or transfer its PacNet shares.
We remain committed to our offer. You are encouraged to conduct your own analysis of PacNet’s financial standing and business outlook and reach your own informed conclusions before deciding whether to accept or reject our increased cash offer.
The offer remains subject to the same conditions as our original offer, including the tender of a sufficient number of shares such that MediaRing would own (including the shares we currently own) more than 50% of the issued shares of PacNet as of the final expiration of the offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date).
UOB Asia, our Singapore financial advisor, has confirmed that MediaRing has sufficient financial resources to satisfy in full all tenders with respect to the revised offer. Our revised offer is not subject to any financing condition.
As of the initial expiration of the offer on June 12, 2006, approximately 11.8% of the issued shares of PacNet were tendered. Certain of these tenders have since been withdrawn. The depositary for the offer has advised us that approximately 472,661 shares (including 40,223 shares tendered pursuant to guaranteed delivery procedures), representing approximately 3.5% of the issued shares of PacNet, based on latest available information provided to us by PacNet, had been validly tendered in and not withdrawn from the offer as of June 20, 2006. The revised offer price extends to all tenders previously received.
You may continue to use the existing Letter of Transmittal and related documents that MediaRing has previously made available to tender your shares in the revised offer.
Please be reminded that the offer expires at 5:00 p.m., New York City time, on July 10, 2006, unless further extended.

      3 Please refer to Vantage’s circular to its shareholders dated January 25, 2006 in relation to, among other things, the acquisition of PacNet shares.

Should you have questions or need assistance on the offer, please contact D.F. King & Co., Inc, the Information Agent for the offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550
MediaRing will host a press conference on Thursday, June 22, 2006 at 5:30 p.m., Singapore time. A live audio webcast of the conference will be made available on MediaRing’s website at www.mediaring.com. The webcast will be available for replay until the expiration of the offer.
Further information about the offer, including MediaRing’s notices to PacNet investors, filings with the SEC and related press releases, is available at www.mediaring.com.
Sincerely
For and on behalf of MediaRing Ltd
Khaw Kheng Joo
Director and Chief Executive Officer
June 22, 2006
*****
This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this letter) have taken all reasonable care to ensure that the facts stated in this letter are fair and accurate and that no material fact has been omitted from this letter and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet or Vantage Corporation), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable inquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter.

Annex — PacNet Share Price Performance
Source: Bloomberg, PacNet’s public filings